UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of February 2023

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

On February 21, 2023, Can-Fite BioPharma Ltd. (the “Company”) convened a Special General Meeting of Shareholders, however, the meeting was adjourned for one day at the same time and place due to lack of quorum. Accordingly, the Company’s Special General Meeting of Shareholders will be reconvened on Wednesday, February 22, 2023 at 3.00 p.m. (Israel time) at the Company’s offices located at 10 Bareket Street, Petach Tikva, Israel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2023	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer

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